

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Justin Schreiber
Chief Executive Officer
Conversion Labs, Inc.
800 Third Avenue, Suite 2800
New York, NY 10022

> **Re: Conversion Labs, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2020**
> **File No. 000-55857**

Dear Mr. Schreiber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Metelitsa